Decision to Terminate Trust Agreement for Acquisition of Treasury Shares

1. Agreement amount(KRW)			200,000,000,000

2. Agreement period		Start Date	September 29, 2014

		End Date	September 29, 2015

3. Purpose of termination			Expiration of Agreement

4. Agreement counterparty			NH Investment & Securities Co., Ltd. (Formerly Woori Investment & Securities Co., Ltd. )

5. Expected termination date			September 30, 2015

6. Method of returning trust assets after termination			Deposit into Woori Bank’s treasury share account

7. Treasury Shares prior to the agreement	Acquired within limit of distributable profits	Common Shares	2,913,155	Ratio(%)	0.43

		Other Shares	-	Ratio(%)	—

	Others	Common Shares	93,990	Ratio(%)	0.01

		Other Shares	-	Ratio(%)	—

8. Additional information — The above relates to the agreement executed on September 29, 2014 [ Related disclosure : Report on Form 6-K submitted by Woori Bank on December 30, 2014, titled “ Acquisition of Treasury Shares” ] — The shares acquired through the trust agreement (2,913,155 shares) will be deposited into Woori Bank’s treasury share account after the termination. 278,371 shares will be retired on a future date. [ Related disclosure : Report on Form 6-K submitted by Woori Bank on September 11, 2015, titled “ Resolution Relating to Retirement of Shares” ] — The expected termination date is September 30, 2015 since the end date is a public holiday — The termination of the trust agreement is in accordance with Article 176(2) of the Financial Investment Services and Capital Markets Act

[ Treasury Shares prior to the Termination of the Trust Agreement ]

(Unit: Shares)

Method of Acquisition			Type of Shares	Beginning Balance	Change in Quantity			Ending Balance	Remarks

					Acquired (+)	Disposed (-)	Cancelled (-)

Acquired within limit of distributable profits	Direct acquisitions	Direct acquisition on exchange	Common	-	-	-	-	-	—

			Other	-	-	-	-	-	—

		Direct OTC acquisition	Common	-	-	-	-	-	—

			Other	-	-	-	-	-	—

		Tender offer	Common	-	-	-	-	-	—

			Other	-	-	-	-	-	—

		Subtotal (A)	Common	-	-	-	-	-	—

			Other	-	-	-	-	-	—

	Acquisitions from trust agreement	Quantity held by trustee	Common	2,913,155	-	-	-	2,913,155	—

			Other	-	-	-	-	-	—

		Quantity held in-kind	Common	-	-	-	-	-	—

			Other	-	-	-	-	-	—

		Subtotal (B)	Common	2,913,155	-	-	-	2,913,155	—

			Other	-	-	-	-	-	—

Other acquisitions (C)			Common	93,989	1	-	-	93,990	Note 2-

			Other	-	-	-	-	-	-

Total (A+B+C)			Common	3,007,144	1	-	-	3,007,145	-

			Other	-	-	-	-	-	-

1.	Beginning balance date : January 1, 2015.

2.	Acquired due to fractional shares resulting from spin-off of regional banks.